FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto are the following press releases: (a) B.O.S 1-for-5 Reverse Split of Ordinary Shares Effective as of January 12, 2010 (“Reverse Split Press Release”) and (b) B.O.S. Better Online Solutions Ltd. Announces Delivery of RFID Vehicle Location Devices to Leading Israeli Vehicle Importer (“RFID Press Release”).

Paragraphs 1-2 of the Reverse Split Press Release and paragraphs 1-2 of the RFID Press Release that are attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: January 12, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S 1-for-5 Reverse Split of Ordinary Shares Effective as of January 12, 2010

The Company hereby announces that the reverse share split previously announced by the Company on December 23, 2009, shall become effective prior to the opening of the market on January 12, 2010. Pursuant to the reverse split, each 5 Ordinary Shares, NIS 4.00 nominal value per share, will be converted into one Ordinary Share, NIS 20.00 nominal value per share. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next higher whole number of shares.

As of January 11, 2010, there were 13,090,346 Ordinary Shares outstanding and after the reverse split there will be 2,607,831 Ordinary Shares outstanding. The exchange agent for the reverse split is American Stock Transfer & Trust Company, whose address is 6201 15th Avenue, Brooklyn, New York 11219 (tel:  (718) 921- 8317 or (877) 248-6417). Once effective, the post-split shares will trade on the Nasdaq Capital Market under the symbol "BOSCD". The trading symbol will be reverted to BOSC on Wednesday, February 10, 2010.

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com

For more information:
Julie Zuckerman/BOS
VP of Marketing
+972-3-9542013

B.O.S. Better Online Solutions Ltd. Announces Delivery of RFID Vehicle
Location Devices to Leading Israeli Vehicle Importer

Exclusive distributor of Mercedes-Benz, Smart, Mitsubishi and Hyundai in Israel
utilizing RFID devices for vehicle automatic identification and location management

Rishon Letzion, Israel — January 11, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC) today announced the successful implementation and delivery of a RFID-enabled vehicle location system for Colmobil, the exclusive importer and distributor of Mercedes-Benz, Smart, Mitsubishi and Hyundai in Israel.

Colmobil uses the RFID devices in sea ports, storage locations and its distribution center to locate, track and manage vehicles and improve the delivery process to its agencies. The BOS vehicle location devices include RFID tags, RFID readers and hand-held rugged terminals from Intermec. As the cars are being fitted with customized accessories along Colmobil’s pre-delivery inspection and installation line, the BOS system enables the automatic identification of each car. In addition, the receive, store and dispatch processes of the vehicles are computerized and automated, and all information is sent to Colmobil’s SAP ERP system.

“BOS’ RFID solution has made a major impact on the accuracy of our vehicle stock and location management," said Gil Katz, Colmobil's CIO. “The new RFID devices empower us to move from manual data collection process to an automated one, for more than 25,000 new vehicles each year. By using RFID technology we’ve been able to expedite delivery of vehicles to all our dealerships.”

Yuval Viner, BOS acting CEO added, "We’re pleased that Colmobil chose BOS’ RFID and mobile division to provide real-time location RFID devices for its distribution center. Our expertise in RFID enabled us to implement a highly efficient data collection solution for Colmobil.”

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com